3 August 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 27 July 2026 to 31 July 2026 it purchased through ABN AMRO Bank N.V. a total of 880,031 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
27/07/2026	179,793	2699	2609	2675.7401
28/07/2026	142,273	2831	2692	2772.0567
29/07/2026	168,960	2885	2797	2847.2882
30/07/2026	205,586	2853	2678	2762.2041
31/07/2026	183,419	2644	2601	2622.8492

Following the settlement of the above transactions, RELX PLC holds 78,670,003 ordinary shares in treasury, and has 1,749,898,565 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 74,562,131 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/0707P_1-2026-8-3.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66